Exhibit 99.1

FOR IMMEDIATE RELEASE

51job, Inc. Announces Executive Appointments

SHANGHAI, China, March 12, 2009 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today two executive appointments to the Company’s management team.

Mr. Peter Lui has joined the Company as its Chief Financial Officer. Prior to joining 51job, he was the Asia Pacific Area Controller for Google Inc., overseeing regions including Japan, Korea, Greater China, India, Australia and New Zealand. During his tenure, Mr. Lui was involved in the development of Google’s Asia Pacific operations, particularly in the Greater China region from its initial start-up phase. Prior to Google, Mr. Lui held Finance Director positions at Saatchi & Saatchi China, a leading international advertising agency, Oracle China and Compaq Computer China, representing over 13 years of continuous PRC managerial responsibilities within various multinational corporations. Mr. Lui received his Bachelor of Business Administration from the University of Massachusetts, Amherst and his Master of Business Administration from Suffolk University in Boston, Massachusetts.

“I am delighted to welcome Peter to our company,” said Rick Yan, President and Chief Executive Officer of 51job, Inc. “With his extensive experience in China, especially in the media and technology industries, he brings a wealth of financial and operational knowledge to our management team.”

Ms. Kathleen Chien, formerly the Company’s Senior Vice President and Chief Financial Officer, has been promoted to the newly created position of Chief Operating Officer. Ms. Chien is a co-founder of the Company and has been responsible for managing various functions and operations over the past 10 years at 51job.

Mr. Yan added, “Kathleen’s leadership has been integral in building 51job into the premier brand and innovator in the human resources industry in China. In the coming months, she will work closely with Peter to transition her existing responsibilities, and will concentrate on strategic development and new business initiatives in her new role as Chief Operating Officer.”

About 51job
51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 22 local editions of 51job Weekly.